EXHIBIT 99.1

Hydro has sold all its Yara shares

Norsk Hydro ASA has sold its remaining shares in Yara International ASA.

On March 25, 2004, Hydro announced that it had sold 31.9 million Yara shares. Yesterday, another 31.9 million shares were sold at a price of NOK 41 per share. After this transaction, Hydro does no longer own shares in Yara.

The total proceeds from the sale of 63,888,512 Yara shares (including the sale of 31,944,256 shares on March 25, 2004) are NOK 2.6 billion, which results in a pre-tax gain for Hydro of approximately NOK 530 million. The gain will be included in income from discontinued operations in first quarter 2004.

Hydro is a Fortune 500 energy and aluminium supplier operating in more than 40 countries. We are a leading offshore producer of oil and gas and the world's third-largest aluminium supplier. Our 36,000 employees create value by strengthening the viability of the customers and communities we serve.

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Certain statements in this press release are or may constitute "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not in the nature of historical facts may be deemed to be forward-looking statements and may contain identifying words such as "believes", "anticipates", "plans", "expects" and similar expressions. These forward looking statements are based on Hydro's current expectations, assumptions, estimates and projections about the company and the industries in which it engages in business. All forward-looking statements involve risks and uncertainties. For a detailed description of factors that could cause Hydro's actual results to differ materially from those expressed in or implied by such statements, please refer to its annual report on Form 20-F for the year-ended December 31, 2002 and subsequent filings on Form 6-K with the U.S. Securities and Exchange Commission. With respect to each non-GAAP financial measure Hydro uses in connection with its financial reporting and other public communications, Hydro provides a presentation of what Hydro believes to be the most directly comparable GAAP financial measure and a reconciliation between the non-GAAP and GAAP measures. This information can be found in Hydro's earnings press releases, quarterly reports and other written communications, all of which have been posted to Hydro's website (www.hydro.com).

Contacts:

Kjetil Bakken
+47 22 53 23 13
+47 91 889 889
kjetil.bakken@hydro.com